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Exhibit 99.2

Management's Discussion and Analysis of Results of Operations and
Financial Position

For the Three-month Period ended March 31, 2010

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three-month period ended March 31, 2010. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three-month period ended March 31, 2010 and the audited consolidated financial statements for the year ended December 31, 2009, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of the Company's results of operations and financial position from U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP"), see note 17 to the unaudited interim consolidated financial statements. This MD&A is prepared as at May 6, 2010. Additional information relating to MID, including the Annual Information Form for fiscal 2009, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. As a result of this spin-off transaction, MID acquired Magna's controlling interest in MEC.

Real Estate Business

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. The Company's primary objective is to increase cash flow from its real estate operations, net income and the value of its assets in order to maximize the return on shareholders' equity over the long term.

Magna Entertainment Corp.

MEC is an owner and operator of horse racetracks and a supplier via simulcasting of live horseracing content to the inter-track, off-track and account wagering markets. At March 31, 2010 and December 31, 2009, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors'

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Committee"), MID and MI Developments US Financing Inc. pursuant to Chapter 11 of the Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization").

As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID's equity investment in MEC to zero at the Petition Date. Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

In this MD&A, we use the term "Real Estate Business" to refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, which excludes the operations of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC").

SUMMARY RESULTS — REAL ESTATE BUSINESS

During the first quarter of 2010, the Company's results continued to be impacted by the MEC Chapter 11 process. Total revenues were $44.6 million in the first quarter of 2010, which decreased from $53.8 million in the prior year period primarily due to reduced interest and other income on the loans receivable from MEC, partially offset by increased rental revenues. The Company discontinued accruing interest income and fees on the loans receivable from MEC as it was determined subsequent to the 2009 year-end that the loans receivable from MEC were impaired (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"). However, interest income and fees were recognized under the debtor-in-possession financing facility (the "DIP Loan") provided to MEC to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. The Company also continued to incur significant advisory and other costs in connection with MID's involvement in the Debtors' Chapter 11 process. Net income decreased 40% to $15.1 million in the first quarter of 2010 from $25.2 million in the prior year period. Accordingly, funds from operations also decreased to $25.7 million or $0.55 per share in the first quarter of 2010 from $34.9 million or $0.75 per share. Although rental revenues increased in the first quarter of 2010 as compared to the prior year period mainly due to the positive impact of foreign currency exchange as, on average, the Canadian dollar and the euro strengthened against the U.S. dollar, annualized lease payments decreased slightly at the end of the first quarter of 2010 mainly due to the softening of the euro against the U.S. dollar.

	Three Months Ended March 31,
(in millions, except per share information)	2010	2009	Change
Rental revenues	$43.8	$40.4	8%
Interest and other income from MEC(1)	0.8	13.5	(94%	)
Revenues	44.6	53.8	(17%	)
Net income(2)	15.1	25.2	(40%	)
Funds from operations ("FFO")(3)	25.7	34.9	(27%	)
Diluted FFO per share(3)	$0.55	$0.75	(27%	)

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	As at
(in millions, except number of properties)	March 31, 2010	December 31, 2009	Change
Number of income-producing properties	106	106	—
Leaseable area (sq. ft.)	27.4	27.4	—
Annualized lease payments ("ALP")(4)	$175.6	$178.0	(1%	)
Income-producing property, gross book value ("IPP")	$1,616.0	$1,639.0	(1%	)
ALP as percentage of IPP	10.9%	10.9%	—

(1)
Prior to the Petition Date, interest and other income from MEC is eliminated from the Company's consolidated results of operations. Interest and other income from MEC of $0.8 million and $3.8 million, respectively, subsequent to the Petition Date are included in the Company's consolidated results of operations for the three-month periods ended March 31, 2010 and 2009.

(2)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Results of Operations — Funds From Operations".

(4)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

SIGNIFICANT MATTERS

Participation in MEC's Bankruptcy and Asset Sales

Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

As at March 31, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was

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reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89.0 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement agreement, MID will receive certain assets of MEC, as described below. The settlement and release was intended to be implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan, and the MEC Project Financing Facilities (each discussed further under "LOANS RECEIVABLE FROM MEC"), the Plan provided that MID receive, in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, the following:

(i)
upon the sale of Thistledown, MID will receive the first $20.0 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

(ii)
upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

The risks and uncertainties relating to the sale of Lone Star LP and Thistledown pursuant to the Plan include, among others:

•
there is no certainty that closing will occur under the Lone Star LP and Thistledown sale agreements, respectively,

•
if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty with regard to how long the process for the marketing and sale of such assets will take, and

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•
if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

MID will also have the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the Meadows Holdback Note.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC's directors' and officers' insurers.

On the effective date of the Plan, the Transferred Assets were transferred to MID, in exchange for the following amounts estimated as at March 31, 2010: (i) loans receivable from MEC, net, with an estimated fair value of $345.6 million, (ii) the settlement and release payment to the unsecured creditors of MEC of $89.0 million in cash plus up to $1.5 million as a reimbursement of certain expenses incurred in connection with the action and (iii) the estimated settlement of expected allowed administrative, priority and other claims of approximately $155.4 million, net of (iv) $51.0 million from the amounts previously held in escrow by the Debtors from the sale of the assets of Remington Park and (v) estimated net proceeds of $40.0 million from the expected sales of the Debtors' assets that are to be sold to third parties pursuant to the Plan. Although the Company reduced the carrying value of the loans receivable from MEC by $90.8 million in the year ended December 31, 2009, there can be no assurance that the Company will not further reduce the carrying value of the loans receivable from MEC, either in connection with the transfer of the net assets of MEC to MID under the Plan or as a result of the resolution of expected allowed administrative, priority and other claims to be paid by the Company in accordance with the Plan.

Pursuant to the Plan, subsequent to the balance sheet date, on April 30, 2010, MID received $51.0 million of the amounts previously segregated by the Debtors from the sale of the assets of Remington Park and paid the settlement and release payment to the unsecured creditors of MEC of $89.0 million as described above. In addition, subsequent to the balance sheet date, MID made the payment of $1.5 million to the unsecured creditors of MEC related to the reimbursement of certain expenses in connection with the action and also made payments aggregating $58.9 million as the settlement of the secured claims relating to the Debtors' indebtedness with Bank of Montreal, Wells Fargo and PNC Bank.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

In light of the risks and uncertainties relating to the Plan and its implementation and the fact that the Special Committee of the Board has not yet approved appropriate forbearance terms or funding limitations or other restrictions in respect of certain non-real estate assets of MEC transferred to MID on the effective date of the Plan, it is difficult to determine at this time what the expected effect on MID's financial condition, results of operations and cash flows the transfer of the MEC assets to MID pursuant to the Plan will be.

In connection with the Debtors' Chapter 11 filing, MID, through the MID Lender, provided MEC a secured non-revolving DIP Loan. As amended and restated, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan (see "LOANS RECEIVABLE FROM MEC — DIP Loan" for further details of the DIP Loan). Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

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MEC Asset Sales

The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors' and non-Debtors' relevant interests associated with certain specified assets (the "MID Stalking Horse Bid"), subject to Court approval. However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors' Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors' interests associated with the following assets: Santa Anita Park (including the relevant Debtor's joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™ (an environmentally friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor's joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments related to video lottery licensing in the State of Ohio. However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010. MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

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Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

As of the effective date of the Plan, the Transferred Assets were transferred to MID.

Joint Venture Transaction with Penn National Gaming, Inc.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. Penn is a Nasdaq listed company. The agreement contemplates that (i) MJC's real estate and racing operations (the "Real Estate and Racing Venture") will be owned by a joint venture to be 51% owned and managed by MID, and (ii) the right to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture") would be owned by a joint venture to be 51% owned and managed by Penn. Penn will pay MID $26.0 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture, subject to a working capital adjustment and the reimbursement by Penn to MID of certain expenses. Each of MID and Penn has agreed to contribute an additional $6.0 million in working capital to the joint ventures. The closing of the transactions contemplated by the agreement is subject to customary closing conditions, including receipt of regulatory approval and the negotiation and execution of certain additional agreements.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing at the Petition Date, the Company concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a non-controlling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a non-controlling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is included in the Company's consolidated statement of income (loss) for the three-month period ended March 31, 2009.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon the deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (see "LOANS RECEIVABLE FROM MEC") was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the DIP Loan that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted

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aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statements of income (loss).

Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management. Prior to the deconsolidation of MEC at the Petition Date, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations (the "Real Estate Business") and publicly-traded operations ("MEC"). The segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company's Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

The Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and, for the period prior to the Petition Date, MEC. The deconsolidation of MEC affected virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets. As a result, except for the remaining content of this section and the section entitled "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)", the remaining content of this MD&A focuses solely on the operating results, financial condition, cash flows and liquidity of the Real Estate Business.

REAL ESTATE BUSINESS

Our real estate assets are comprised of income-producing properties, properties under development and properties held for development (see "REAL ESTATE BUSINESS — Real Estate Assets").

Subject to the significant decline in the level of business received from Magna over the past five years as discussed under "Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.4 million square feet of leaseable area with a net book value of approximately $1.2 billion at March 31, 2010. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development").

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Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 14 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three-month period ended March 31, 2010, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.4 million square feet of leaseable area at March 31, 2010. Between the end of 1998 and the end of 2009, the total leaseable area of our income-producing property portfolio has increased by approximately 15.0 million square feet (net of dispositions), representing an 11-year compound annual growth rate of approximately 7.4%.

The level of business MID has received from Magna has declined significantly over the past five years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the disputes between the Company and one of its shareholders, Greenlight Capital Inc. ("Greenlight"), including the litigation that is described under the section "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization". Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal of the October 2006 decision dismissing Greenlight's oppression application (the "Greenlight Litigation") was dismissed and the Ontario Securities Commission (the "OSC") dismissed the applications of Greenlight and certain other holders of MID Class A Shares, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at March 31, 2010 and we have incurred a net reduction in total leaseable area of approximately 0.1 million square feet since the end of 2006. Between the end of 2004 and the end of 2009, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.4%.

Automotive Industry Trends and Magna Plant Rationalization Strategy

With the apparent stabilization and improvement in the global automotive industry in the second half of 2009 and first quarter of 2010, a number of the trends which impacted the industry and Magna's business beginning in the second half of 2008 appear to be diminishing. For example, vehicle production levels, particularly in North America, appear to be improving as compared to the low levels experienced in the

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second half of 2008 and first half of 2009. However, forecast vehicle production levels in both North America and Europe for the remainder of 2010 remain significantly below historic averages and remain sensitive to continued improvement in overall economic conditions. Similarly, while the short-term viability of several of our customers has improved due to significant government intervention and restructuring actions, the long-term viability of certain of Magna's customers remains uncertain. Continued improvement in the global automotive industry is heavily dependent on factors such as consumer confidence, employment levels, household debt, real estate values, the continued availability of consumer credit, interest rates, energy prices and other factors. At this time, it is too early to determine whether the apparent stabilization and improvement in the economy and automotive industry in the second half of 2009 and first quarter of 2010 will continue.

The impact of other recent trends also remains uncertain. For example, as a result of the restructuring of the global automotive industry in 2008/2009, the financial condition of the automotive supply base deteriorated significantly, with a number of suppliers restructuring while under bankruptcy protection or ceasing operations altogether. In the short-term, Magna has secured a significant amount of takeover business as its customers transferred business from weak suppliers to stronger suppliers. However, the mid to long-term impact of the restructuring of the automotive supply base cannot be determined at this time. Some of Magna's competitors have successfully emerged from bankruptcy restructurings, leaving them with strong balance sheets, reduced cost structures and improved overall competitiveness.

One recent and growing trend in the automotive industry, born out of the need to carefully manage costs, is the growth of cooperative alliances and arrangements among competing automotive OEMs. New and increasing relationships include features such as: shared purchasing of components; joint engine, power train and/or platform development; and engine, power train and platform sharing. Cooperation among competing OEMs is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost for OEMs to compete in these vehicle segments.

A number of general trends which have been impacting the automotive industry in recent years are expected to continue, including:

•
the exertion of pricing pressure by OEMs;

•
government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•
government regulation of fuel economy and emissions;

•
the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•
the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets; and

•
the consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the first quarter of 2010, the lease agreement relating to a property in Canada representing 132 thousand square feet of leaseable area, which was included in Magna's plant rationalization, expired and was not re-leased by Magna. Accordingly, Magna's plant rationalization strategy currently includes 12 facilities under lease from the Company in North America (two in Canada and ten in the United States) with an aggregate net book value of $37.5 million at March 31, 2010. These 12 facilities represent 1.6 million square feet of leaseable area with annualized lease payments of approximately $6.1 million, or 3.5% of MID's annualized lease payments at March 31, 2010. The weighted average lease term to expiry (based on leaseable area) of these properties at March 31, 2010, disregarding renewal options, is approximately 5.2 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking

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to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At March 31, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three-month periods ended March 31, 2010 and 2009, as well as the exchange rates as at March 31, 2010 and December 31, 2009, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates Three Months Ended March 31,
	2010	2009	Change
1 Canadian dollar equals U.S. dollars	0.961	0.803	20%
1 euro equals U.S. dollars	1.384	1.301	6%

	Exchange Rates As at
	March 31, 2010	December 31, 2009	Change
1 Canadian dollar equals U.S. dollars	0.985	0.955	3%
1 euro equals U.S. dollars	1.353	1.433	(6%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

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Results of Operations

Rental revenues for the three-month period ended March 31, 2010 increased $3.4 million to $43.8 million from $40.4 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream and the effect of changes in foreign currency exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing and straight-line rent and other adjustments.

Rental Revenue

Rental revenue, three months ended March 31, 2009	$40.4
Contractual rent increases	0.4
Completed projects on-stream	0.2
Vacancies of income-producing properties	(0.4)
Renewals and re-leasing of income-producing properties	(0.1)
Straight-line rent adjustment	(0.1)
Other	(0.1)
Effect of changes in foreign currency exchange rates	3.5

Rental revenue, three months ended March 31, 2010	$43.8

The $0.4 million increase in revenue from contractual rent adjustments includes (i) $0.2 million from cumulative CPI-based increases implemented in 2009 and 2010 on properties representing 2.1 million square feet of leaseable area and (ii) $0.2 million from annual CPI-based increases implemented in 2010 on properties representing 6.3 million square feet of leaseable area.

The completion of one Magna-related expansion project in Austria in the first quarter of 2010 added 6 thousand square feet of leaseable area and marginally increased revenue over the prior year. The completion of six minor Magna-related projects and two third-party projects in 2009 increased revenue by $0.1 million over the prior year period. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years. The rental of this property increased revenue by $0.1 million over the prior year period.

One property became vacant in the first quarter of 2010 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 229 thousand square feet of aggregate leaseable area, resulting in a $0.4 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.1 million negative impact on revenues compared to the prior year period. The renewal of two Magna leases in 2009 and a third-party tenant lease in the first quarter of 2010, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 233 thousand square feet of leaseable area, as well as the re-lease of a 182 thousand square foot facility in Germany to a third-party tenant in 2009, reduced revenues by $0.1 million. In addition, the re-lease of a 41 thousand square foot facility in Canada to a third-party tenant in 2009 marginally increased revenues over the prior year period.

For the first quarter of 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $3.5 million positive impact on reported rental revenues, as the average foreign exchange rates during the first quarter of 2010 relating to currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates strengthened against the U.S. dollar as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $12.7 million, from $13.5 million in the first quarter of 2009 to $0.8 million in the first quarter of 2010.

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During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC; however, interest income and fees were recognized under the DIP Loan to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date.

Interest and other income from MEC recognized in the first quarter of 2010 of $0.8 million represent interest and fees relating to the DIP Loan. Interest and other income from MEC recognized in the first quarter of 2009 represents (i) $5.9 million of interest and fees earned under the Gulfstream Park project financing, (ii) $5.6 million of interest and fees earned under the MEC Bridge Loan, (iii) $2.8 million of interest and fees earned under the MEC 2008 Loan, (iv) $0.6 million of interest and fees earned under the Remington Park project financing, (v) $0.1 million of interest and fees earned under the DIP Loan and (vi) $0.3 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"), partially offset by a $1.9 million reduction to the carrying value of the MEC loan facilities at the Petition Date, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC". The Debtors' Chapter 11 process concluded following the close of business on April 30, 2010, the effective date of the Plan, and as a result the Company will no longer continue to receive interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses increased by $0.4 million to $12.4 million in the first quarter of 2010 from $11.9 million in the prior year period. The increase over the prior year period is primarily due to:

(i)
termination costs of $0.9 million related to the departure of a member of senior management;

(ii)
increased property taxes, utilities and maintenance expense of $0.4 million as a result of the increased number of vacant properties at the end of the first quarter of 2010 as compared to the end of the first quarter of 2009. The Company's leases are on a "triple-net" basis under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures. As a result of the greater number of vacancies, the Company has been unable to recover these costs;

(iii)
increased compensation expense of $0.3 million primarily pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from a greater change in the Company's share price during the first quarter of 2010 as compared to 2009;

(iv)
increased insurance expense of $0.3 million primarily related to increased premiums experienced in 2010 in connection with the Company's Directors' and Officers' liability insurance;

(v)
increased costs of $0.3 million associated with our unsecured senior revolving bank facility; and

(vi)
increased consulting costs of $0.3 million associated with the continual evaluation of various real estate projects that the Company from time to time investigates and analyzes.

Partially offsetting these increases to general and administrative expenses is reduced advisory and other costs as general and administrative expenses for the first quarter of 2010 include $4.5 million of advisory and other costs incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"), whereas expenses for the first quarter of 2009 included $7.0 million of advisory and other costs related to a reorganization proposal announced in November 2008 and MID's involvement in the Debtors' Chapter 11 process.

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Depreciation and Amortization Expense

Depreciation and amortization expense increased 8% to $10.5 million in the first quarter of 2010 from $9.8 million in the prior year period, primarily due to the impact of foreign exchange (see "REAL ESTATE BUSINESS — Foreign Currencies").

Interest Expense, Net

Net interest expense was $3.7 million in the first quarter of 2010 ($3.8 million of interest expense less $0.1 million of interest income) compared to $3.0 million in the prior year period ($3.2 million of interest expense less $0.2 million of interest income). The increased net interest expense is primarily due to a $0.6 million increase in interest expense due to foreign exchange as the Company's Debentures are denominated in Canadian dollars and a reduction of $0.1 million in interest income from the prior year period.

Foreign Exchange Gains and Losses

The Real Estate Business recognized net foreign exchange gains of $0.6 million in the first quarter of 2010 compared to net foreign exchange losses of $0.2 million in the prior year period. The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Income Taxes

The Real Estate Business' income tax expense in the first quarter of 2010 was $3.4 million, representing an effective tax rate of 18.3%, compared to an income tax expense of $3.3 million in the prior year period, representing an effective tax rate of 11.5%. Excluding the $4.5 million of advisory and other costs in the first quarter of 2010 incurred in connection with MID's involvement in the Debtors' Chapter 11 process and the $7.0 million of advisory and other costs in the first quarter of 2009 related to a reorganization proposal announced in November 2008 and MID's involvement in the Debtors' Chapter 11 process and the related tax impact of both items, the Real Estate Business' effective tax rate was 22.4% in the first quarter of 2010 compared to 15.9% in the first quarter of 2009. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The increase in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as less interest and other income earned from MEC during the first quarter of 2010 as compared to the first quarter of 2009 as this was taxed at a lower tax rate.

Net Income

Net income in the first quarter of 2010 was $15.1 million compared to net income of $25.2 million in the prior year period. The decrease is primarily due to a decrease of $12.7 million in interest and other income from MEC, increases of $0.4 million in general and administrative expenses, $0.8 million in depreciation and amortization, $0.7 million in net interest expense and $0.1 million in income tax expense. These reductions to net income were partially offset by increases of $3.4 million in rental revenues and $0.7 million in foreign exchange gains, as well as the $0.5 million adjustment recorded in the prior year period relating to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC").

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  Exhibit 99.2